COMMENTS RECEIVED ON 01/03/2024

FROM DANIEL GREENSPAN

VARIABLE INSURANCE PRODUCTS FUND VI (File Nos. 333-275874 and 811-23919)

Hedged Equity Portfolio

1)

C:

We note that the registration statement includes a separate prospectus and statement of additional information (“SAI”) for the Fund’s (i) Initial Class, Service Class, and Service Class 2, as a group, and (ii) the Investor Class. Given the substantial similarities of the disclosure in the two prospectuses and SAIs, we do not repeat nonunique comments. Therefore, you may assume that a comment pertaining to one prospectus or SAI applies equally to all, unless otherwise noted.

R:

 Noted.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

Please clarify the extent to which the table reflects any fee reimbursement/recoupment arrangements between the Fund and the Adviser or its affiliates, along with a suitable footnote describing the arrangement. To the extent that the Adviser or its affiliates have agreed to reimburse or waive certain fund expenses, please also revise your disclosure under “Advisory Fees” and elsewhere, as applicable, to make clear that such agreements are in place. Include, if applicable, any right of the Adviser or its affiliates to be recoup amounts waived or reimbursed.

R:

The fund’s fee table will be updated to add a footnote reflecting a cap on the fund’s total expenses.

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

To the extent there is concentration risk in particular industries or industry sectors, please include disclosure in the Fund's Principal Investment Strategies section to this effect.

R:

Because the fund will not concentrate in any industry, such disclosure is neither necessary nor appropriate.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please clarify whether the Fund intends to include derivatives for purposes of complying with the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please provide more specificity and/or elaborate on the Adviser’s investment criteria and methodology in order to clarify the meaning of:

•

companies with market capitalizations “generally similar” to companies in the S&P 500 Index;

•

the construction of an equity portfolio with “similar risk-return characteristics” to the S&P 500 Index;

•

using a “disciplined” approach in equity selection; and

•

employing a “disciplined” options-based strategy.

R:

We have addressed each bullet below:

First and second bullets:

“Investing in common stocks of companies with market capitalizations generally similar to companies in the S&P 500® Index.”

“Using a disciplined approach designed to construct an equity portfolio with similar risk-return characteristics to the S&P 500® Index.”

R:

The Fund’s name does not suggest a specific market capitalization range or index that must be defined in the prospectus. However, Fidelity has included the above disclosure to provide investors with a point of reference for the fund’s equity investments. This disclosure is not intended to be an investment limitation. As a result, we respectfully decline to modify the disclosure as requested.

Third and/or fourth bullet:

“Using a disciplined approach designed to construct an equity portfolio with similar risk-return characteristics to the S&P 500® Index.”

“Employing a disciplined options-based strategy designed to provide downside protection (i.e., offset or mitigate a decrease in the value of the fund’s investments). The extent of this protection will be determined primarily based on the cost of the put options in the marketplace.”

R:

We believe that the above disclosure accurately summarizes the equity and options-based strategy of the fund and note that a more comprehensive description of the strategy is appropriately included in the “Investment Details” section of the prospectus. Accordingly, we have not modified the disclosure.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please briefly define “growth” stocks and “value” stocks.

R:

We have modified the disclosure to remove references to “growth” and “value” stocks, which are not principal investment types of the fund.

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please consider including the qualifier “limited” whenever “downside protection” is mentioned in the Principal Investment Strategies sections, unless the extent of the downside protection is specifically mentioned.

R:

The extent of "downside protection” will vary depending on market conditions. Additional disclosure regarding the strategy is included in the “Investment Details” section and excerpted below. As disclosed, the cost of the put options will be the primary driver of this strategy. As a result, we do not believe “limited”, or a similar term, would be an appropriate or meaningful description of the strategy. Accordingly, we respectfully decline to modify the disclosure as suggested.

“The Adviser also intends to employ a disciplined options-based strategy designed to provide downside protection in certain market conditions (i.e., offset or mitigate a decrease in the value of the fund’s investments). The extent of this protection will be determined primarily based on the cost of the put options in the marketplace. The Adviser attempts to purchase more protection when it is cheap and own less protection as it becomes expensive. The resulting trading activity helps to offset the cost of buying protection over time.”

8)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

While the narrative risk disclosure required by Item 4(b) of Form N-1A is meant to be a summary of the more robust risk disclosure presented in response to Item 9(c), it should nevertheless meaningfully convey to investors the nature of the risks and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. For example, it is not sufficient to state merely that an individual security or type of security, such as a growth stock or value stock “can perform differently from the market” or be more volatile than other securities. At a minimum, the discussion of principal risks in this section should be revised to concisely specify how and why, and under what circumstances, performance may differ as it pertains to the particular risk factor discussed, and how that may adversely impact the Fund.

R:

We have modified the disclosure to remove ““Growth” Investing,” ““Value” Investing,” and “Leverage Risk” from the “Principal Investment Risks” section. In addition, we have removed references to “growth” and “value” investing from the “Principal Investment Strategies” section. Although the Fund may invest in “growth” and/or “value” stocks, these are not principal investment types of the Fund. In addition, we have removed “Leverage Risk” because we believe such risk is appropriately disclosed under “Options Risk”. We believe the remaining risk disclosure meaningfully conveys the nature of the risks of investing in the Fund considering the Fund’s principal investment strategies. More detailed risk disclosure is appropriately provided in the “Investment Details” section of the prospectus.

9)

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.”

C:

Please explain with more specificity what the relationship is between the risk described and the Fund's particular investment focus and strategy.

R:

As  noted in the response to Comment 8 above, we have removed “Leverage Risk” as a principal investment risk.

10)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Fund’s disclosure provided in response to Item 9(b)(1) of Form N-1A should include the specific criteria the Adviser uses to select investments for the Fund’s portfolio. Accordingly, if the “disciplined” approach referenced in this section entails particular elements or methodologies that the Adviser applies in a systematic or programmatic way, this should be summarized for the benefit of investors on the Adviser's hedging strategy that may limit the extent of the Fund's option positions, such as, for example, a cap on the Adviser's monthly hedging cost budget or the total cost of outstanding positions at any given time.

R:

We believe the Fund’s disclosure appropriately discloses the principal investment strategies, methodologies and principal risks of the Fund, including the Fund’s options strategy.

11)

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The disclosure provides that the extent of the Adviser’s hedging strategy will be determined primarily based on the cost of the put options in the marketplace. Please tell us whether, in such cases, there could be scenarios in which the Fund may have nominal or no hedging positions (and whether it is expected such scenarios would be common or frequent). We may have additional comments based on your response.

R:

The Adviser manages the options positions in a way that provides diversification of options strike prices and expirations. Given the Fund’s strategy, there are no scenarios in which the Fund would have nominal or no hedging positions.

12)

“Fund Distribution” (prospectus)

“Distribution and Service Plan(s)”

C:

In the sentence that begins “If payments made by the Adviser to FDC or to intermediaries…,” please explain the conditional language in this sentence, particularly the first “might” (“they might increase the cost of a shareholder’s investment and might cost a shareholder more than …”) and consider changing “might” to “will.”

R:

Because payments made by the Adviser to FDC or to intermediaries under Initial Class’s Distribution and Service Plan are not paid out of Initial Class’s assets, we believe the conditional references are appropriate. However, in an effort to further clarify the disclosure, we have made the changes below:

“If payments made by the Adviser to FDC or to intermediaries under Initial Class’s Distribution and Service Plan were considered to be paid out of Initial Class’s assets on an ongoing basis, they ~~might~~ would increase the cost of a shareholder’s investment and might cost a shareholder more than paying other types of sales charges.”

13)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

Please add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.